UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                                    --------
                      Safety Components International, Inc.
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                                (Name of Issuer)
                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    786474205
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                                 (CUSIP Number)

                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 3300
                             New York, NY 10166-3399
                                 (212) 808-3950
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 30, 2004
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 786474205
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   1      NAME OF REPORTING PERSON.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Mellon HBV Alternative Strategies LLC
          I.R.S. No.:  13-4050836
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
            (a)    (b)
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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS
          OO
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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   7      SOLE VOTING POWER
          358,606
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   8      SHARED VOTING POWER
          0
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   9      SOLE DISPOSITIVE POWER
          358,606
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   10     SHARED DISPOSITIVE POWER
          0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON
          358,606
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (see Instructions)
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.7%
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   14     TYPE OF REPORTING PERSON (see Instructions)
          IA
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





     Introduction: As further described in this Amendment No. 1 to Schedule 13D, the Reporting Person beneficially owns for investment purposes approximately 6.7% of the Common Stock of Safety Components International, Inc. (the "Company").

Item 1.  Security and Issuer

         Security: Common Stock, $0.01 par value per share ("Common Stock").

     Issuer's Name and Address: Safety Components International, Inc., 41 Stevens Street, Greenville, SC 29605.

Item 2.  Identity and Background

     (a) Mellon HBV Alternative Investment Strategies LLC (the "Reporting Person").

     (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 3300, New York, NY 10166-3399.

     (c) The Reporting Person serves as investment advisor of Mellon HBV Master Multi-Strategy Fund LP, Mellon HBV Master Leveraged Multi-Strategy Fund LP and Mellon HBV Master US Event Driven Fund LP (collectively, the "Clients"). None of the Clients individually owns more than 5% but the Clients collectively hold the Shares.

     (d) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Person used funds from the working capital of the Clients allocated by such Clients to the Reporting Person for purposes of effecting investment transactions. The Reporting Person used an aggregate of $669,909.84 to acquire the Shares reported herein as being acquired in the past 60 days. The Reporting Person borrowed no funds to purchase any of the Shares.


Item 4.  Purpose of Transaction

     The Reporting Person acquired Common Stock of the Company for investment purposes. The Reporting Person may at any time increase or decrease its position in the securities of the Company. At the present time, the Reporting Person has no intention to effect any of the transactions specified in the instructions to
Item 4 of the of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) As of March 28 2005, the Reporting Person beneficially owned in the aggregate 358,606 shares of the Company's Common Stock (the "Shares"), representing approximately 6.7% of the outstanding Common Stock (based on the number of shares outstanding as of March 1, 2005 as reported in the Company's quarterly report on Form 10-K for the fiscal year ended December 31, 2004).

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Shares.

     (c) Information relating to the transactions effected by the Reporting Person with respect to the Company's Common Stock in the past sixty (60) days is set forth in Exhibit A attached hereto.

         (d) Not applicable.

         (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

     Exhibit A: Table containing information with respect to open-market transactions in the Common Stock of the Company effected by Reporting Person during the past sixty (60) days.

     Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2005

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company
         By:  /s/ William F. Harley III
         --------------------------------
         William F. Harley III
         President and Chief Executive Officer



         Exhibit A


     Information with Respect to Open-Market Transactions in the Common Stock of the Company effected by the Reporting Person during the Past Sixty (60) Days

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                       Type of         No. of               Average
 Trade Date          Transaction       Shares           Price per Share
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March 15, 2005          Buy               100                     $17.45
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March 18, 2005          Buy               200                     $17.50
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March 23, 2005          Buy               700                     $17.00
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March 24, 2005          Buy             3,000                     $16.04
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March 24, 2005          Buy            15,000                     $16.25
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March 24, 2005          Buy            21,800                     $16.17
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March 28, 2005          Buy               200                     $16.50
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